UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
        ----------------------------------------------------------------
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
        ----------------------------------------------------------------
                                 Stora Enso Oyj
                           Kanavaranta 1, P.O. Box 309
                                   FIN- 00101
                                Helsinki, Finland

               (Name of company filing this statement and address
                         of principal executive offices)
        ----------------------------------------------------------------
                                      None
                     (Name of top registered holding company
                     parent of each applicant or declarant)
        ----------------------------------------------------------------
                                 Jyrki Kurkinen
                                 Stora Enso Oyj
                      Senior Vice President, Legal Affairs
                           Kanavaranta 1, P.O. Box 309
                                   FIN- 00101
                                Helsinki, Finland
        ----------------------------------------------------------------
                     (Name and address of agent for service)

                 The Commission is also requested to send copies
                  of any communications in connection with this
                                   matter to:

                                Sara D. Schotland
                       Cleary, Gottlieb, Steen & Hamilton
                         2000 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-1801

                                       and

                                William A. Groll
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, N.Y. 10006-1470

              APPLICATION FOR EXEMPTION FROM THE PROVISIONS OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 PURSUANT TO
                                 SECTION 3(a)(5)

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

     Stora Enso Oyj, a Finnish corporation ("Stora Enso"), hereby applies for an order from the United States Securities and Exchange Commission ("SEC" or the "Commission") to the effect that, upon consummation of the merger transaction described in Item 1 below, the resulting public utility holding company, and every subsidiary company thereof as such, will be exempt from the provisions of the Public Utility Holding Company Act of 1935, as amended ("PUHCA" or the "Act"), other than Section 9(a)(2), pursuant to Section 3(a)(5) of the Act. Stora Enso also seeks approval for the instant acquisition under Sections 9(a)(2) and (10) of the Act.

ITEM 1.  DESCRIPTION OF THE TRANSACTION

     A. The Merger

     Pursuant to an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), by and among Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), Stora Enso and Stora Enso Acquisition, Inc., a newly-formed direct Wisconsin subsidiary of Stora Enso ("Merger Sub"), Stora Enso intends to acquire Consolidated Papers, for aggregate consideration of approximately $4.8 billion, including assumed net debt of approximately $0.9 billion. The Merger Agreement is attached to this application as Exhibit B-1.

     Stora Enso's rationale for the transaction includes the opportunity to expand into the world's largest paper market by acquiring Consolidated Papers, the premier coated and supercalendered paper producer in the United States, with leading market positions in Stora Enso's core paper grades. Stora Enso believes that the combination will create a powerful North American platform for future growth. The combined enterprise will be the largest producer of paper and board by capacity worldwide, with total 1999 sales of approximately $13.2 billion1 and total paper capacity of 15,000,000 metric tons.

     Under the terms of the Merger Agreement, Consolidated Papers will merge with and into Merger Sub (the "Merger") and all of the issued and outstanding shares of common stock of Consolidated Papers will be converted, at the election of the holder, into cash or Stora Enso ADRs (American Depositary Receipts representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADRs, with a value of $44.00 per Consolidated Papers share. Each ADR will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADRs will be pro-rated, to the extent necessary, so as to maintain a 50% cash and 50% ADR aggregate consideration mix.2 The transaction has been unanimously approved by the boards of directors of both companies. Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive approximately a 15.5% economic interest and 5.0% of the vote in Stora Enso.


----------
1 This figure is based on the EURO/Dollar average noon buying rate for the year ended December 31, 1999 of 1:1.0653. See Federal Reserve Statistical Release No. G.5A (405, January 3, 2000).

2 The exchange ratio for Consolidated Papers shares converted into ADRs will be between 2.678 and 3.621 ADRs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide $44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADRs for each Consolidated Papers share if Stora Enso Series R shares are then trading at an average EUR trading price higher than a $16.43 equivalent and will be fixed at 3.621 ADRs if the Series R shares are then trading at an average below a $12.15 equivalent.


     Stora Enso management expects that the ADRs will be registered with the SEC and listed on the New York Stock Exchange, Inc. ("NYSE"). In the event that the registration statement registering the ADRs has not been declared effective by the SEC by September 30, 2000 or the ADRs have not been approved for listing on NYSE (or, failing that, approved for quotation on NASDAQ) by October 31, 2000, Stora Enso will complete the transaction on a 100% cash basis for $44.00 per Consolidated Papers share. The Merger is expected to result in the establishment of a liquid market for the Stora Enso ADRs with an estimated initial float of approximately $2 billion. The parties currently expect the transaction to close by August 2000.

     Merger Sub will survive the transaction as a direct first-tier Wisconsin subsidiary of Stora Enso under a new name "Stora Enso Consolidated Papers, Inc." (the "Surviving Corporation"). Consolidated Papers' existing subsidiaries will maintain their current status as direct or indirect subsidiaries, as the case may be, of the Surviving Corporation. The Surviving Corporation will be a Wisconsin corporation with its principal executive offices in Wisconsin Rapids, Wisconsin. Stora Enso will remain a Finnish corporation. The Merger Agreement provides that the current officers of Consolidated Papers will remain the officers of the Surviving Corporation and that George W. Mead, the current chairman of Consolidated Papers, will, subject to the approval of Stora Enso's Shareholders, join the board of directors of Stora Enso upon completion of the transaction.

     Consummation of the transaction is subject to certain regulatory approvals and to approval by the shareholders of both companies. Specifically, the Merger is subject to the approval by the holders of at least two-thirds of the outstanding Consolidated Papers common stock and the issuance of ADRs in the Merger is subject to approval by the holders of two-thirds by number and voting power of the Stora Enso Series A shares and the Stora Enso Series R shares present and voting as a single class at a meeting called for the purpose of voting on such matter. It is the parties' intention that meetings of the Stora Enso and Consolidated Papers shareholders will be held in late June or early July for the purpose of approving the Merger and related matters. The Merger also is subject to the approval of the Federal Energy Regulatory Commission ("FERC"). An application for FERC approval was filed on March 23, 2000. See Exhibit D-2. The Merger does not require the approval of the Public Service Commission of Wisconsin ("PSCW"), as Consolidated Papers is exempt from the Wisconsin Public Utilities Holding Company Act ("WPUHCA"). A petition for a declaratory ruling confirming that no such approvals are required and that the Surviving Corporation will remain exempt from WPUHCA was filed with PSCW on March 22, 2000. See Exhibit D-1. See below for a fuller discussion in the section "Regulatory Approvals." The merger is also subject to the notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and to the provisions of similar antitrust or competition laws in other jurisdictions where the companies operate.

     Upon consummation of the transaction, Stora Enso will own the Surviving Corporation, as successor to Consolidated Papers, an intrastate exempt holding company under Section 3(a)(1) of PUHCA, and its direct and indirect subsidiaries, including Consolidated Water Power Company ("CWPCo"). CWPCo, a Wisconsin public utility company, is a Wisconsin corporation and a wholly-owned subsidiary of Consolidated Papers. CWPCo's principal office and place of business is in the City of Wisconsin Rapids, Wisconsin. CWPCo is engaged in the generation, transmission, sale, and distribution of electric energy, primarily for the internal consumption of Consolidated Papers. CWPCo also provides service to approximately 1,000 other retail (primarily residential) customers in Wisconsin. CWPCo owns an approximately one third interest in Wisconsin River Power Company described below. After giving effect to the transaction, the Surviving Corporation will claim an exemption from registration under PUHCA pursuant to Section 3(a)(1) and Rule 2.3 For the reasons set forth herein, Stora Enso will qualify for an exemption from registration under Section 3(a)(5) of the Act.


----------
3 See Consolidated Papers' Form U-3A-2 filing for the fiscal year ended December 31, 1999 (File No. 69-53-3, filed on 02/25/2000).


     B. Description of the Parties to the Transaction

     1. Stora Enso

     Stora Enso is one of the world's leading forest industry companies. Stora Enso was formed through the merger of Finland's Enso Oyj and Sweden's Stora Kopparbergs Bergslags Aktiebolag (publ) at the end of 1998. To date this combination has been extremely successful, with synergies more than double targeted levels. Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

     Stora Enso currently neither owns nor controls any U.S. public utilities, nor any exempt wholesale generators or qualified facilities. Exhibit K-1 lists Stora Enso's subsidiaries and their respective jurisdictions of organization.

     Stora Enso's Electricity Operations

     Stora Enso currently produces electricity for internal consumption and sells electricity in the European electric market, primarily in Finland and Sweden. Stora Enso's 1999 sales of electricity totaled approximately EUR 506 million ($539 million) with operating profit of approximately EUR 103 million ($109 million). Total external electricity sales were 5.3 TWh, of which 3.3 TWh was sold in Sweden, 1.6 TWh was sold in Finland and 0.4 TWh was sold in other markets. See Exhibit G-1. Stora Enso's electrical power is produced in Sweden in hydropower and nuclear power plants, and in Finland primarily in industrial cogeneration, nuclear power, and thermal power plants.

     On January 27, 2000, Stora Enso and Finnish energy group Fortum signed a letter of intent providing for the sale of the main part of Stora Enso's power assets outside its mills to Fortum group companies or designees. The purchase price for the assets covered by the letter of intent is approximately EUR 1.85 billion ($1.85 billion). The letter of intent covers a total of 1,511 MW of electricity generation capacity in Finland and Sweden, regional electricity distribution networks in central Sweden and power sales contracts in Sweden. 1,096 MW of the capacity is hydro power, 159 MW of which is in Finland and 937 MW in Sweden. The nuclear power capacity totals 301 MW in Sweden. The transaction also involves the transfer of regional distribution networks and power sales contracts in Sweden. Closing is expected to take place in the Spring of 2000, subject to approval by European competition authorities.

     2. Consolidated Papers

     Consolidated Papers is headquartered in Wisconsin Rapids, Wisconsin, and is North America's largest producer of coated paper and supercalendered printing papers, as well as the leading manufacturer of specialty papers. Stora Enso was particularly attracted to Consolidated Papers because of its excellent reputation as an industry leader driven by a strong marketing network and customer relationships. Consolidated Papers employs about 6,800 people and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota. Consolidated Papers owns and manages nearly 700,000 acres of forestland in the States of Wisconsin, Michigan, and Minnesota and in Ontario, Canada. Consolidated Papers owns electric generating facilities, but these facilities are used to generate electric energy for its paper manufacturing operations.4


----------
4 Consolidated Papers makes infrequent sales of excess power from its Niagara, Wisconsin facility to Wisconsin Electric Power Company ("WEPCo").


     Description of Consolidated Papers' Utility Business

     The properties of CWPCo are used primarily for the generation and local distribution of electric energy sold to Consolidated Papers and consumed at Consolidated Papers' plants but are also used for the generation and local transmission and distribution of electric energy sold to purchasers of electric energy as follows:


          a. Distributed by it at retail directly to approximately one thousand residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and the Towns of Plover and Grant, Portage County, Wisconsin.

          b. Infrequent sales of excess power to Wisconsin Public Service Corporation ("WPSC") under a service agreement pursuant to WPSC's W3 FERC tariff.

     CWPCo has powerhouses and dams for the generation of such electric energy at the Cities of Wisconsin Rapids and Stevens Point, Wisconsin; Villages of Biron and Whiting, Wisconsin; and Town of Eau Pleine, Portage County, Wisconsin. It has electric distribution lines connecting its system with the plants of Consolidated Papers and the electric transmission system of WPSC. CWPCo also owns an electric transmission line connecting it to the hydroelectric facilities of Wisconsin River Power Company ("WRPCo") and the electric transmission system of Wisconsin Power and Light Company ("WPL"). CWPCo owns all necessary land and flowage rights in connection with said dams and necessary for the operation of its hydroelectric plants.

     None of the properties of CWPCo used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin. No electric energy is sold or delivered by it outside of the State of Wisconsin. Occasionally, electric energy is received by it at the borders of the State of Wisconsin.

     CWPCo owns 33.8% of the outstanding stock of WRPCo, a Wisconsin corporation with its principal place of business in Wisconsin Rapids, Wisconsin. The other owners of WRPCo are WPL and WPSC, each of whom owns an approximate one-third share. The properties of WRPCo consist of its Petenwell hydroelectric plant having a nameplate capacity of 20,000 KW and its Castle Rock hydroelectric plant having a nameplate capacity of 15,000 KW. Both plants are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. CWPCo is the managing owner of WRPCo. All electric energy produced by WRPCo has been and will be sold and delivered to CWPCo, WPL and WPSC, its three owners, each of which is a Wisconsin retail electric utility, and no electric energy is to be delivered to or received by it outside the borders of said State. The business of WRPCo is therefore entirely intrastate.

     CWPCo filed an application with FERC for authorization to engage in wholesale power sales at market-based rates. FERC granted such approval on November 27, 1998. Consolidated Water Power Company, 85 FERC P. 61,289 (1998).5

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions, and expenses to be paid or incurred, directly or indirectly, by all parties in connection with the transaction are estimated to total approximately $35 million.6


----------
5 FERC found that CWPCo did not have market power in generation or transmission and indeed that its transmission facilities were so limited as to have been granted a waiver from FERC's generally applicable open access wholesale transmission requirements.

6 The fees and expenses directly related to the acquisition of securities of CWPCo are not expected to be material and relate primarily to securing various governmental approvals.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     SECTION 3(a)(5)

     Section 3(a)(5) allows the SEC to exempt a holding company if:

     such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company.

     As the Commission has noted, the "Section 3(a) (5) exemption is meant to be available to a holding company whose U.S. utility operations account for no material part of the holding company's income" and are "small in size." Gaz Metropolitain, Rel. No. 26170 (1994) quoting Electric Bond and Share Co., Rel. No. 11004, 1952 WL 1058. For the reasons set forth below, Stora Enso will qualify for a Section 3(a)(5) exemption upon completion of the transaction.

     1. AES Precedent

     The SEC granted AES Corporation a Section 3(a)(5) exemption allowing it to acquire CILCORP, an Illinois holding company exempt from PUHCA under ss.3(a)(1).
Section 3(a)(1) provides an exemption if the holding company and each of its material utility subsidiaries are organized in the same state, are predominantly intrastate in character, and carry on their utility business substantially in the same state in which they are organized. In granting an exemption to AES under Section 3(a)(5), the SEC stated:

          Upon consummation of the Transaction, AES will own CILCORP, an intrastate exempt holding company, and its direct and indirect subsidiaries, including CILCO. AES requests an order exempting it from all provisions of the Act except section 9(a)(2) following the Transaction. The application states that, after giving effect to the Transaction, CILCORP will remain predominantly an intrastate holding company that will not derive any material part of its income from an out-of-state utility subsidiary. CILCORP will continue to claim an exemption under section 3(a)(1) of the Act by rule 2.

Rel. 35-27063 (1999).7


----------
7 Section 9(a)(2) prohibits a person from acquiring, directly or indirectly, the securities of a public utility company if such person is or will by virtue of such acquisition become an affiliate of such company and of any other public utility or holding company through the ownership or control of securities.


     In granting AES's request for exemption under Section 3 (a)(5), the SEC found that the utility operations that AES was acquiring (CILCO) were small both in a relative sense (not material to AES) and in an absolute sense. The SEC first examined whether CILCO was small in a relative sense. The SEC found that in 1998 CILCO had operating revenues of $523 million and net income of $41 million versus AES's operating revenues of $2.4 billion and net income of $311 million. Release Nos. 35-27063, 70-9465 (Aug. 20, 1999). The SEC found that on a pro forma basis CILCO, the utility subsidiary of CILCORP, would have contributed 10.36% to AES's total operating revenues. Id.

     By comparison, CWPCo, the utility subsidiary of Consolidated Papers, represents on a pro forma basis only 0.30% of Stora Enso's total sales revenues. CWPCo's sales analysis for the year ended December 31, 1999 reports $39.2 million in revenue. Exhibit G-5. In contrast, for the year ended December 31, 1999, Stora Enso's revenues approximated $11.3 billion (EUR 10.6 billion) and its net operating revenues were approximately $1.5 billion (EUR 1.4 billion). See Exhibit G-1. The combined Stora Enso/Consolidated Papers enterprise would have had 1999 sales of approximately $13.2 billion on a pro forma basis. Exhibit C-1.

     In AES, the SEC assessed the contribution of CILCO (the utility subsidiary of CILCORP) to the gross revenues, net operating revenues, net income and net assets of a pro forma combined AES/CILCORP consolidated holding company. According to table 1 of the SEC's decision, on a pro forma consolidated basis, CILCO contributed 12.81% of gross revenues; 10.35% of net operating revenues; 12.54% of net income and 7.78% of net assets. On a pro forma consolidated basis the counterpart figures for CWPCo and the combined Stora Enso/Consolidated Papers enterprise would have been as follows for the past three years:

                        CWPCo Pro Forma Contributions To
           Stora Enso/Consolidated Papers Consolidated Holding Company
                                     ($MM)8


                                           1997            1998            1999

 Sales Revenues                            0.30%           0.29%           0.30%

 Stora Enso                             10,650.9        11,174.5        11,330.2

 CWPCo                                      37.1            38.4            39.2

 Consolidated Papers
 (excluding CWPCo)                       1,642.4         1,951.0         1,799.6

 Stora Enso/Consolidated Papers         12,330.4        13,163.9        13,169.0

 Net Operating Revenues                    0.08%           0.19%           0.04%

 Stora Enso                                875.8           765.5         1,510.7

 CWPCo                                       1.0             1.9             0.7

 Consolidated Papers
 (excluding CWPCo)                         208.5           236.1           163.1

 Stora Enso/Consolidated Papers          1,185.3         1,003.5         1,674.5

 Net Income Before Taxes                   0.17%           0.44%           0.13%

 Stora Enso                                677.5           361.6         1,226.7

 CWPCo                                       1.5             2.4             1.7

 Consolidated Papers (excluding CWPCo)     188.9           175.8           108.4

 Stora Enso/Consolidated Papers            867.9           539.8         1,336.4

 Net Income                                0.18%           0.65%           0.16%

 Stora Enso                                435.7           203.5           801.6

 CWPCo                                       1.0             2.0             1.4

 Consolidated Papers (excluding CWPCo)     117.0           100.4            64.7

 Stora Enso/Consolidated Papers            553.7           305.9           867.7

 Net Assets                                0.15%           0.16%           0.16%

 Stora Enso                             16,569.7        16,419.6        17,081.0

 CWPCo                                      30.4            32.5            32.8

 Consolidated Papers (excluding CWPCo)   3,317.1         3,594.9         3,493.4

 Stora Enso/Consolidated Papers         19,917.2        20,047.0        20,607.2


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8  The calculations in this table are based on the assumption that Euro/Dollar exchange rate of 1:1.0653 (an average noon buying rate for the year ended December 31, 1999, as reported in Federal Reserve Statistical Release No. G5A (405, January 3, 2000)) is applicable to all the periods reflected in the table. In addition, Stora Enso's financial information presented in the table has been calculated in accordance with International Accounting Standards ("IAS"). When Stora Enso's financial statements are reconciled to the U.S. GAAP, some of the numbers in this table might change. Stora Enso will amend this application to reflect any such changes.


     In AES, the SEC assessed whether CILCO was small in an absolute sense by considering what proportion CILCO represented of Illinois's electricity revenues and of that state's electricity customers. CILCO represented only 2.8% of the state's electric utility revenues and 3.4% of state customers. Like CILCO, CWPCo is a minute factor in the state of Wisconsin: CWPCo represents only 1.1% of Wisconsin's electricity revenues and less than 1% of its customers.9 Unlike CILCO which was a relatively significant gas utility, CWPCo does not engage in the gas utility business. Thus, both from the perspective of relative size/materiality and from the perspective of absolute size, this transaction satisfies the Section 3(a)(5) requirement that revenues derived from U.S. utility subsidiary interests are not material in relative or absolute terms.


----------
9 CWPCo's 1998 electric revenue was $38,215,340, compared to Wisconsin's statewide retail electric revenues of $3,375,961,000. In 1998, CWPCo served 1,035 of Wisconsin's 2,536,715 retail electric consumers. Wisconsin figures are taken from ftp://ftp.eia.doe.gov/pub/pdf/electricity/054098.pdf, at page 217.


     2. Gaz Metropolitain

     In Gaz Metropolitain, Rel. 26170 (1994), a Canadian company received approval under Sec. 3(a)(5) and under Section 9(a) (2) to acquire an exempt intrastate holding company which owned a Vermont gas utility. The Vermont gas utility's revenues of $38 million, net income of $2.8 million and customer base (24,600 customers) were relatively small - 4.2% of the acquirer's consolidated revenues and 3.1% of consolidated net income. The SEC stated that "nothing in the Act prevents a foreign company that does not own or control public utility or holding company securities from acquiring the securities of a domestic public utility company." Id.

     Viewed in light of the AES and Gaz Metropolitain precedents, the Merger represents an a fortiori case. First, CWPCo is a smaller utility both in an absolute sense (amount of sales and number of customers) and in a relative sense (vis a vis Stora Enso) than the utility interests at issue in AES and Gaz Metropolitain. Second, due to the location of Stora Enso in Finland, there is no realistic opportunity of abusive affiliate transactions or cross-subsidization. In contrast, AES had extensive U.S. energy operations.

     3. Public Interest

     Under the "unless and except" clause of Section 3(a), the Commission has the authority to deny a request for exemption if it were to determine that granting the exemption would be "detrimental to the public interest or to the interest of investors or consumers." No such concerns, however, are presented with respect to this transaction and request for exemption. From the standpoint of PUHCA, it is true of Stora Enso, as it was true of AES, that Stora Enso "does not appear to be the type of company at which the Act is directed." At present, Stora Enso has no U.S. utility operations; following the acquisition, the only assets that it will have are indirect operations which qualify for exemption under Section 3(a)(1) due to their intrastate character. The modest retail sales conducted by CWPCo will remain subject to the rate jurisdiction of PSCW. Stora Enso will undertake to PSCW that it will have full access to the corporate books and records of Stora Enso as necessary to assure discharge of its responsibilities under the Act. With respect to wholesale transactions, Stora Enso and Consolidated Papers have filed for FERC approval of those aspects of the transaction which are FERC-jurisdictional.

     Stora Enso's acquisition of Consolidated Papers (i) will not diminish CWPCo's ability to provide adequate, reliable, efficient, and safe utility service; (ii) will not impair the ability of CWPCo to raise necessary capital on reasonable terms or to maintain a reasonable capital structure; (iii) will not undermine the ability of PSCW to regulate CWPCo's retail operations; (iv) is not likely to have any adverse impact on retail electricity customers of CWPCo; (v) does not present significant opportunity for abusive affiliate transactions or cross-subsidization; and (vi) is not likely to have a significant adverse effect on competition.

     SECTION 9(a)(2)

     Section 9(a)(2) provides that SEC approval must be obtained with respect to the acquisition of any security of any public utility company by "any person" who is, or will by virtue of an acquisition, become an affiliate of two or more public-utility companies.

     Stora Enso would also require SEC approval under Section 9(a)(2) because as a technical matter, in connection with the instant merger transaction it will be acquiring two public utility subsidiaries, CWPCo and WRPCo. While WRPCo qualifies as a second utility acquisition in that it meets the definition of a public utility under PUHCA in that it is engaged in generation of hydroelectric power which it sells to its three owners, as discussed above, WRPCo is not a public utility under Wisconsin law. WRPCo makes no retail sales of power. WRPCo neither owns nor controls transmission. Its output is sold to its three owners for resale by them. Wisconsin River Power Co., 32 P.S.C.W. Reports 451 (1947); see also In the Matter of Wisconsin River Power Co., 27 SEC 539 (1948), noting:
"The Wisconsin Commission has also ruled that River Company is not a utility under the applicable statutes...."

     The SEC has recently explained that "the main purpose of Section 9 is to prevent `the growth and extension of holding companies [that bear] no relation to economy of management and operation or the integration and coordination of related operating properties' (an abuse that led to the enactment of the Holding
Company Act). . . . Section 10(b) provides that we shall approve an acquisition unless we affirmatively find that the acquisition will have certain adverse consequences." See Rel. No. 35-27110, Registered Public Utility Holding Companies and Internationalization, 1999 SEC LEXIS 2641 (Dec. 1999). The SEC explained that adverse consequences would include interlocking relationships, detriment to the interest of consumers, impairment of capital structure, etc. None of these factors apply to the instant transaction.

     The Merger complies with the provisions of Section 10 and 11 of the Act. The Merger does not involve or tend toward the creation of any additional relationship among public utility companies. CWPCo will continue to be subject to the jurisdiction of the FERC and PSCW and WRPCo to the FERC. CWPCo and WRPCo will continue their operations in essentially the same manner as before the merger. The relationship of CWPCo and WRPCo to other subsidiaries of Consolidated Papers or to their current owners will not be changed by the Merger. The Merger will not result in any interlocking relationships or any concentration of control of public utility companies, and will not affect competition among public utility companies. The structure of the holding company resulting from the Merger will not be any different or more complicated than the current structure; the significant change being that Stora Enso Consolidated Papers is the Surviving Corporation and becomes the Section 3(a)(1) exempt holding company.

     The Merger will not result in any change in the utility operations of CWPCo or WRPCo or any change in the relationship between CWPCo and WRPCo. Consequently the Merger does not raise any issues under Section 8 or Section 11 of the Act or regarding the economical and efficient development of an integrated public utility system.

     In Gaz Metropolitain, a Canadian company was granted approval under Sections 3(a)(5) and 9(a)(2) FERC found that the integration provisions of PUHCA did not bar the Canadian company from owning a gas utility. The Stora Enso/Consolidated Papers transaction represents an a fortiori case for approval because VGS was the only gas utility in Vermont with 24,600 customers. CWPCo has only 1000 retail customers and WRPCo has none.

ITEM 4.  REGULATORY APPROVALS

     Consummation of the Merger is subject to approval by the holders of at least two-thirds of the outstanding Consolidated Papers common stock. Issuance of Stora Enso ADRs in the Merger is subject to approval by the holders of two-thirds by number and voting power of the Stora Enso Series A shares and the Stora Enso Series R shares present and voting as a single class at a meeting called for the purpose of voting on such matter. It is the parties' intention that meetings of the Stora Enso and Consolidated Papers shareholders will be held in late June or early July for the purpose of approving the Merger and related matters. Stora Enso's registration statement relating to the ADRs will need to be declared effective by the SEC and the ADRs will also need to be approved for listing on NYSE (or, failing that, on NASDAQ).

     The Merger is also subject to approval by FERC. An application for such approval was filed on March 23, 2000. Exhibit D-2.

     The Merger is also subject to the notification provisions of the HSR Act and to the provisions of similar antitrust or competition laws in other jurisdictions where the companies operate.

     Stora Enso and Consolidated Papers have applied to PSCW for a declaratory order confirming that the Surviving Corporation will continue to be exempt from the provisions of WPUHCA, which includes the requirement that the sum of the assets of all non-utility affiliates in a holding company system of any holding company formed on or after November 28, 1985 may not exceed 25% of the assets of all public utility affiliates. See also Wis. Stat. ss. 196.795(5)(p). See petition dated March 22, 2000, Exhibit D-1. The basis for the petition is the "grandfathering" clause of ss. 196.795(8)(a), which provides that WPUHCA "does not apply to any holding company which was organized or created before November 28, 1985, and which was not organized or created at the direction of a public utility." See also ss. 196.795(11)(b) ("This section shall be deemed to legalize and confirm the formation, prior to November 28, 1985, of any holding company, which is not itself a public utility..."). The petition for exemption demonstrates that Consolidated Papers has been exempt from the state holding company statute under this "grandfather" clause and that none of the purposes underlying WPUHCA would be served by discontinuing Consolidated Papers' exemption following the merger of Consolidated Papers into the Surviving Corporation.

ITEM 5. PROCEDURE

     Stora Enso respectfully requests that the Commission issue its order granting and permitting the requested exemption as soon as practicable, but in no event later than July 1, 2000.

     It is submitted that a recommended decision by a hearing officer is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between issuance of the Commission's Order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      A. Exhibits

A-1  Articles of Association of Stora Enso

A-2 Restated Articles of Incorporation of Consolidated Papers, Inc. (previously filed with the Commission as Exhibit (3)(i)to Consolidated Papers' quarterly report on form 10-Q for the quarter ended March 31, 1996, File No. 001-11359, and incorporated herein by reference)

A-3 By-Laws of Consolidated Papers, (Previously filed with the commission as Exhibit 3.B. to the Consolidated Papers' Annual report on form 10-K for the year ended December 31, 1999, filed on March 26, 1998, file No. 001-11359, and incorporated herein by reference)

B-1 Agreement and Plan of Merger (previously filed with the Commission as Exhibit 2.1 to the Consolidated Papers' current report on form 8-K, filed on March 2, 2000, File No. 001-11359, and incorporated herein by reference)

C-1 Definitive Proxy Statement/Prospectus relating to the special meeting of shareholders of Consolidated Papers, Inc. to approve the merger with Stora Enso (to be filed by amendment)

D-1 Petition to the Public Service Commission of Wisconsin, filed on March 22, 2000.

D-2  Application to FERC, filed on March 23, 2000

E-1  Stora Enso organization chart (to be filed by amendment)

E-2  Consolidated Papers organization chart (to be filed by amendment)

E-3 Combined company organization chart after the consummation of the Merger (to be filed by amendment)

F-1  Opinion of Counsel (to be filed by amendment)

F-2 Past Tense Opinion of Counsel (to be filed by amendment with Rule 24 certificate)

G-1 Stora Enso's Annual Report to the Finnish National Board of Patents and Registration for the fiscal year ended December 31, 1999 (to be filed by amendment)

G-2 Consolidated Papers' Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 001-11359, filed on March 24, 2000 and incorporated herein by reference)

G-3 Stora Enso's Annual Report to the Finnish National Board of Patents and Registration for the fiscal year ended December 31, 1998 (to be filed by amendment)

G-4 Consolidated Papers' Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 001-11359, filed on March 26, 1999, and incorporated herein by reference)

G-5 Consolidated Papers Statement by Holding Company on Form U-3A-2 for the fiscal year ended December 31, 1999 (File No. 69-53-3, filed on February 25, 2000 and incorporated herein by reference)

H-1  Proposed Form of Notice

K-1  Stora Enso's Subsidiaries (to be filed by amendment)

K-2 CWPCo Contributions to Stora Enso Consolidated Holding Company (GAAP Basis) (to be filed by amendment)

K-3 Order Issued by the Public Service Commission of Wisconsin pursuant to petition filed by CWPCo on March 22, 2000 (to be filed by amendment)


      B.  Financial Statements

FS-1 Stora Enso's Consolidated Balance Sheet as of December 31, 1999, 1998 and
     1997

FS-2 Stora Enso's Consolidated Statement of Income for the 12 months ended
     December 31, 1999, 1998 and 1997

FS-3 Consolidated Papers' Consolidated Balance Sheet as of December 31, 1999
     (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-2 hereto), filed on March 24, 2000, File No. 001-11359, and incorporated herein by reference)

FS-4 Consolidated Papers' Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-2 hereto), filed on March 24, 2000, File No. 001-11359, and incorporated herein by reference)

FS-5 Consolidated Papers' Consolidated Balance Sheet as of December 31, 1998
     (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-4 hereto), filed March 26, 1999, File No. 001-11359, and incorporated herein by reference)

FS-6 Consolidated Papers Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-4 hereto), filed March 26, 1999, File No. 001-11359, and incorporated herein by reference)

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                        STORA ENSO OYJ

                                        By: /s/ Johan Feldreich
                                            --------------------------------
                                            Name:  Johan Feldreich
                                            Title: Deputy General Counsel


                                        By: /s/ Erkki Autio
                                            --------------------------------
                                            Name:  Erkki Autio
                                            Title: Legal Counsel



Date:  March 20, 2000